Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/06/2026

Submarine Buyer LLC

By: Submarine Buyer Holdco LLC, its sole member
By: Boardwalk I Aggregator L.P., its managing member
By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk II Aggregator L.P.

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco I L.P.

By: Boardwalk ML Holdco I GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco I GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco II GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco II L.P.

By: Boardwalk ML Holdco II GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco III L.P.

By: Boardwalk ML Holdco III GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco IV L.P.

By: Boardwalk ML Holdco IV GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk I UNLV Holdco LP

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk II UNLV Holdco LP

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk BXPE Holdco LP

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco III GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk ML Holdco IV GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Submarine Buyer Holdco LLC

By: Boardwalk I Aggregator L.P., its managing member
By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Boardwalk I Aggregator L.P.

By: BCP 9 Holdings Manager L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BCP 9 Holdings Manager L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Management Associates IX L.P.

By: BMA IX L.L.C., its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BMA IX L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Holdings II L.P.

By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Holdings I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Inc.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Group Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Stephen A. Schwarzman

By: /s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman